Exhibit 99.2

Notes for Paul Birch

Geac/Comshare Acquisition
Financial Analyst Call
Monday, June 23, 2003
9am EST

[Welcome, Good Morning]

Joining me on today’s call from Ann Arbor Michigan are Dennis Ganster, ceo of Comshare, Jay Sherry SVP Marketing, Geac and Tim Wright, CIO and CTO Geac

Safe Harbor Statement

The press release and this conference call contains forward-looking statements that are based on current expectations, including statements regarding the timing of the consummation of the tender offer and merger, the expected benefits to Geac customers of the merger, and the effect of the merger on Geac’s financial condition and results of operations. These forward-looking statements entail various risks or uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Important factors that could cause such differences include the timing of completion of the regulatory review process, the possibility that approval of Comshare’s stockholders may be required and, if required, may not be obtained or may be delayed, the possibility that other closing conditions in the merger agreement may not be satisfied, the risk that Geac may encounter unanticipated difficulties in integrating the business and products of Comshare with its own, the risk that important customers, suppliers, business partners or key executives of Comshare might terminate their business relationships with Comshare, which could detract from the expected benefits to Geac of the merger, and other risks and uncertainties described under the heading “Risk Factors” in Geac’s Registration Statement on Form F-4, No. 333-103019, filed with the United States Securities and Exchange Commission (copies of which are available through the website maintained by the Commission at www.sec.gov and through the website maintained by the Canadian Depository for Securities Limited at www.sedar.com), and under the heading “Safe Harbor Statement”

in Comshare’s Quarterly Report on Form 10-Q for the three months ended March 31, 2003, filed with the Commission (copies of which are available at www.sec.gov).

** The News

•	Geac has entered into a definitive merger agreement to acquire Comshare for US$52M

•	Comshare shareholders will receive US$ 4.60 in cash for each share of Comshare common stock held, representing a 31% premium to Comshare’s trailing 20-day average share price

•	Comshare’s Board of Directors has unanimously approved the transaction and agreed to recommend that its shareholders accept it.

•	The acquisition will be accomplished thru a cash tender offer, which is expected to be commenced on or before July 3rd 2003, by a wholly owned subsidiary of Geac, followed by a cash merger in which any outstanding shares not tendered will be acquired by Acq corp for US$4.60 per share

•	Geac plans for the tender offer to close by August 2003

** Today’s news confirms that fact that Geac is an execution-oriented company. We are continuing to execute against the strategy for growth that I set out at Geac’s annual meeting in October of last year. In addition, this acquisition:

•	Demonstrates our strong commitment to building and extending the value of our enterprise application systems to meet the evolving needs of our customers;

•	Leverages our heritage and core strength in financial management solutions;

•	Provides a clear point of entry for Geac into a high growth market; and

•	Marks another major milestone in our strategy for growth.

•	Demonstrates our commitments to industry standards — .Net, J2EE, XML and web services.

•	As with Extensity selected a best in class solution

** This is a great deal on a number of fronts; value proposition for customers, partners, employees and shareholders

•	Links with Geac’s overall business performance management strategy

•	Latest significant milestone in Geac’s strategy of creating and delivering a business performance management platform that will take the company forward and help it achieve a market leadership role

•	Complements existing performance management systems

•	Extensity Expense Reports

•	Extensity T&E

•	Extensity T&A

•	Creates significant cross-selling opportunities, as well as new revenue streams for Geac through a new sales channel

•	Leverages Geac’s global presence and significant customer base

•	Comshare MPC has an established global presence and strong customer relationships

•	Comshare customers receive ongoing investment and resources for current suite with the benefit of a strong future technology roadmap

** Similar to our successful acquisition of Extensity, this deal was initiated and driven by customer demand.

•	33 percent of Geac customers said that they would buy a solution from Geac if we offered one

•	The combination is more powerful than the separate parts

** These solutions are high-impact, high ROI

•	With MPC the industry’s only fully integrated, highly scalable suite of budgeting, forecasting, planning, and consolidation modules running a single shared database

•	Several Fortune 500 customers that have more than 1,000 users each

•	MPC enjoys a strong customer satisfaction rating. In a recent third-party survey, 91% of Comshare customers said they would buy MPC again.

** The market for business performance management and financial analytics applications is growing

•	May 2003 IDC report, business performance management and financial analytics applications in 2002 outperformed enterprise application software and business intelligence tools, growing 8.8 percent. IDC also forecasts this market segment to exceed $1 billion in 2003 and for growth to accelerate to more than 10 percent per year through 2007.

** Coupled with the ability to leverage Geac’s strong customer base and established infrastructure, this acquisition provides exceptional potential to cost-effectively accelerate the delivery of Geac Web-based solutions to enterprises around the world.

** I would now like to turn the call over to Dennis Ganster, ceo of Comshare...

<Dennis comments>

Thank you Dennis

** In summary

•	This transaction makes sense on many fronts for both the Comshare and Geac Shareholders, customers, partners and employees.

•	Change for the reinvention of Geac.

•	Removes a significant sales obstacle for Comshare

•	Increases the value of existing IT investments of customers

•	Increased global coverage and infrastructure support

•	Technology standards

•	Financial attractive to Comshare and Geac shareholders

** I would now like to turn the call over to questions....